Oncolytics Biotech® Provides Update on Partner Adlai Nortye’s Clinical Progress

Adlai received National Medical Products Administration approval for phase 3 clinical trials in China

SAN DIEGO, CA and CALGARY, AB, October 31, 2019 - Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), currently developing pelareorep, an intravenously delivered immuno-oncolytic virus, today provided an update on its partner, Adlai Nortye’s, clinical progress and approval by the National Medical Products Administration (NMPA) of China for initiating a phase 3 clinical trial for pelareorep.

“We congratulate Adlai on this significant regulatory and business achievement that paves the way for pelareorep’s development in the world’s second largest pharmaceutical market,” said Andrew de Guttadauro, President of Oncolytics Biotech U.S. and Global Head of Business Development. “Since the consummation of this partnership almost two years ago, we’ve been very happy with how Adlai is progressing the development of pelareorep in China, the second largest and rapidly growing pharmaceutical market in the world.”

The phase 3 study, initially based on positive results from the randomized phase 2 metastatic breast cancer study IND-213, will be finalized based on data from Oncolytics’ AWARE-1 breast cancer study in combination with Roche’s Tecentriq® and BRACELET-1 metastatic breast cancer study in combination with Pfizer’s and Merck KGaA’s Bavencio®. These studies provide valuable biomarker data that will help define enrollment criteria to include patients most likely to respond to treatment with pelareorep and increase the likelihood of a positive clinical outcome in this important phase 3 registrational study.

Oncolytics and Adlai Nortye entered into an $86.6 million regional licensing agreement in November 2017, providing Adlai with exclusive development and commercialization rights to pelareorep in China, Hong Kong, Macau, Singapore, South Korea and Taiwan. To date Oncolytics has received $5 million in up front payments and is eligible for $81.6 million in milestone payments.

About Pelareorep
Pelareorep is a non-pathogenic, proprietary isolate of the unmodified reovirus: a first-in-class intravenously delivered immuno-oncolytic virus for the treatment of solid tumors and hematological malignancies. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers and has been demonstrated to be able to escape neutralizing antibodies found in patients.

About Adlai Nortye
Adlai Nortye is a global clinical-stage biopharmaceutical company that is developing differentiated, innovative immuno-oncology medicines. Adlai Nortye focuses on discovering and developing important new treatments for cancer with a mission to improve patient lives by identifying and developing differentiated innovative medicines that help people live better, live longer. Through close collaborations with global partners, Adlai Nortye have successfully positioned itself in the field of immuno-oncology and have several programs ongoing from early pre-clinical to phase III ready.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype - turning "cold" tumors "hot" - through innate and adaptive immune responses to treat a variety of cancers. Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved immuno-oncology agents. Oncolytics is currently conducting and planning additional studies in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies, as it prepares for a phase 3 registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential and mode of action of REOLYSIN, also known as pelareorep, as a cancer therapeutic; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Oncolytics Contact Michael Moore Vice President, Investor Relations & Corporate Communications 858-886-7813 mmoore@oncolytics.ca
Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors 212.915.2564 tim@lifesciadvisors.com	Media Contact for Oncolytics Jason Spark Canale Communications 619-849-6005 jason@canalecomm.com